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                           June 10, 2024

       David Kutcher
       Chief Financial Officer
       SIM Acquisition Corp. I
       78 SW 7th Street, Suite 500
       Miami, FL 33130

                                                        Re: SIM Acquisition
Corp. I
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 31,
2024
                                                            CIK No. 0002014982

       Dear David Kutcher:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 16, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 31, 2024

       Risk Factors
       The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering . . ., page 74

   1. We note that the non-managing sponsor investors have expressed an interest in purchasing substantially all of
the units in your offering. Please state the number of non-managing sponsor investors who
have expressed an interest in purchasing units in the offering and address whether the
limited number of public investors would impact the company   s
                                                        listing eligibility.
 David Kutcher
FirstName  LastNameDavid
SIM Acquisition Corp. I Kutcher
Comapany
June       NameSIM Acquisition Corp. I
     10, 2024
June 10,
Page 2 2024 Page 2
FirstName LastName
If our initial business combination involves a company organized under the laws of the United
States . . ., page 86

2. We note your risk factor disclosure that, following your possible domestication, your securities would continue to trade on NYSE. Please reconcile this statement with disclosure throughout your prospectus that you intend to apply to have your shares and warrants listed on Nasdaq.
       Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Stuart Neuhauser